

October 23, 2014

Via Email
Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, 60325 Frankfurt am Main
Germany

      Re: **Deutsche Bank Aktiengesellschaft**
               Form 20-F for the Fiscal Year Ended December 31, 2013
               Filed March 20, 2014
               File No. 001-15242

Dear Mr. Krause:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kevin W. Vaughn for

                        Stephanie J. Ciboroski
                        Senior Assistant Chief Accountant